Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

Disclaimer

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking

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American Savings Bank will become an independent public company and continue to serve as a leading financial institution in Hawaii

NextEra Energy is North America’s largest producer of renewable energy from the wind and sun and operates one of the country’s largest and most well-respected utilities. Hawaiian Electric, which includes Maui Electric and Hawaii Electric Light, has among the most ambitious clean energy goals in the nation. Together, NextEra Energy and Hawaiian Electric are the perfect combination. In NextEra Energy, Hawaiian Electric is gaining a partner with a shared vision of achieving a more affordable clean energy future we all want for Hawaii.

As an independent publicly traded company, American Savings Bank will continue to serve and invest in Hawaii and its people. American Savings Bank will continue to benefit from an experienced management team and a highly motivated team of employees, as well as its history of high performance and solid profitability.

ABOUT AMERICAN SAVINGS BANK

This is a unique, transformational opportunity to unlock the value of two strong, local companies – Hawaiian Electric and American Savings Bank – to solidify Hawaii’s leadership in clean energy innovation and help Hawaii’s businesses and residents prosper.

READ MORE:

A Message from Jim Robo and Connie Lau

About NextEra Energy and Hawaiian Electric Industries

About American Savings Bank

Factsheet

A MESSAGE FROM OUR CEOS:



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Accelerating a Clean Energy Future for Hawaii

NextEra Energy and Hawaiian Electric are joining together to achieve a more affordable clean energy future that benefits our customers and protects our environment

American Savings Bank will become an independent public company and continue to serve as a leading financial institution in Hawaii

NextEra Energy is North America's largest producer of renewable energy from the wind and sun and operates one of the country's largest and most well-respected utilities. Hawaiian Electric, which includes Maui Electric and Hawaii Electric Light, has among the most ambitious clean energy goals in the nation. Together, NextEra Energy and Hawaiian Electric are the perfect combination. In NextEra Energy, Hawaiian Electric is gaining a partner with a shared vision of achieving a more affordable clean energy future we all want for Hawaii.

As an independent publicly traded company, American Savings Bank will continue to serve and invest in Hawaii and its people. American Savings Bank will continue to benefit from an experienced management team and a highly motivated team of employees, as well as its history of high performance and solid profitability.

ABOUT AMERICAN SAVINGS BANK

This is a unique, transformational opportunity to unlock the value of two strong, local companies – Hawaiian Electric and American Savings Bank – to solidify Hawaii's leadership in clean energy innovation and help Hawaii's businesses and residents prosper.

READ MORE:

A Message from Jim Robo and Connie Lau

About NextEra Energy and Hawaiian Electric Industries

About American Savings Bank

Factsheet

A MESSAGE FROM OUR CEOS:



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Committed to Delivering Significant Value and Savings to Hawaiian Electric's Customers

NextEra Energy and Hawaiian Electric share a common vision – a clean energy future with lower customer bills

NextEra Energy, the nation's leading clean energy company, shares Hawaiian Electric's vision of increasing renewable energy, modernizing its grid, reducing Hawaii's dependence on imported oil, integrating more rooftop solar energy and, importantly, lowering customer bills. By leveraging NextEra Energy and Hawaiian Electric's expertise and the additional financial resources that NextEra Energy brings, we can help accelerate Hawaiian Electric's transformation and clean energy plans for Hawaii. Following the close of the transaction, Hawaiian Electric will continue to operate under its current name, be locally managed and remain headquartered in Honolulu.

NextEra Energy and Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company (collectively referred to as Hawaiian Electric) have filed an application with the Hawaii Public Utilities Commission (PUC) requesting approval of the proposed merger involving Hawaiian Electric. The filing details the companies' commitments to Hawaiian Electric's communities, employees and customers for enhancing service reliability, continuing community and charitable support, continuing to locally manage Hawaiian Electric's utilities from their existing operating locations, delivering savings and value for customers, and strengthening and accelerating a cleaner energy future. Highlights of the application include a commitment to not file a request with the PUC for a general base rate increase for at least four years post-transaction close and approximately $60 million in quantified customer savings, both subject to approval of certain conditions.

The companies welcome the opportunity to engage directly with the PUC and the communities that Hawaiian Electric serves.

UPDATED CUSTOMER FAQS

PUC FILING FACTSHEET

Committed to Actively Supporting the Communities We Serve and Islands We Call Home

NextEra Energy shares Hawaiian Electric's values of protecting the environment and respecting our local culture

NextEra Energy has been recognized for an unprecedented eighth consecutive year as No. 1 on the utility industry list of Fortune's "Most Admired Companies" and enjoys a longstanding reputation as a strong corporate citizen throughout the communities in which it operates. Consistent with that, NextEra Energy expects to maintain Hawaiian Electric's overall current level of corporate giving in Hawaiian Electric's communities.

Through NextEra Energy Resources and its position as North America's top producer of energy from the wind and the sun, NextEra Energy will add value to Hawaii's strategically important energy industry. NextEra Energy has had a presence in Hawaii for several years and has gained familiarity with and respect for our island culture.

Following the close of the transaction, Hawaiian Electric will continue to operate under its current name,be locally managed from existing operations, and remain headquartered in Honolulu. In addition, NextEra Energy plans to establish a local Hawaiian Electric advisory board, whose purpose will be to provide input on matters of local and community interest.

PUC FILING FACTSHEET

LOCAL FACTSHEET

A Compelling Combination to Drive Shareholder Value

Combining with Hawaiian Electric aligns with NextEra Energy's strategy to be North America's leading clean energy company. Hawaiian Electric will, in turn, benefit from NextEra Energy's unique strengths and skills.

By joining with NextEra Energy, Hawaiian Electric gains a great partner and is bringing together two recognized leaders in clean energy. Our combined expertise – coupled with NextEra Energy's ability to provide additional, less expensive capital – will help us invest in and significantly accelerate the actions we're taking to strengthen Hawaii's energy infrastructure, meet our clean energy goals, lower customer bills and continue our active support of our local communities.

Key Highlights:

- Hawaiian Electric Industries will combine with NextEra Energy in a transaction valued at approximately $4.3 billion, including the assumption of $1.7 billion in HEI debt and excluding HEI's banking subsidiary
- Neutral to EPS for NextEra Energy shareholders in first full year post-close; accretive thereafter
- Contingent upon the transaction closing, ASB Hawaii, the parent company for American Savings Bank (ASB), will be spun off to HEI shareholders
- The overall transaction is expected to be tax-free to HEI shareholders, including the spinoff of ASB Hawaii
- The transaction is expected to have no impact on NextEra Energy's quarterly dividend policy (the most recently declared quarterly dividend was $0.725 per NextEra Energy common share)
- NextEra Energy remains committed to maintaining its strong balance sheet and will fund the transaction in a manner consistent with its current credit ratings
- The transaction is expected to close in the fourth quarter of 2015

What HEI Shareholders Will Receive:

Subject to the terms and conditions of the merger agreement, upon completion of the transaction, HEI shareholders will receive an estimated total value of approximately $33.50 per share, representing an approximately 21 percent premium to HEI's trailing 20-day volume-weighted average price as of the close on Dec. 2, 2014. The total value will consist of:

- 0.2413 shares of NextEra Energy common stock for each HEI share they own, valued at $25.00 per HEI share, based on NextEra Energy's trailing volume-weighted average stock price for the 20 trading days ended Dec. 2, 2014;
- A one-time special cash dividend, to be paid by HEI, of $0.50 per HEI share for shareholders of record as of the date immediately prior to the closing of the transaction; and
- Shares of ASB Hawaii, through the spinoff transaction, with a current estimated value of approximately $8.00[1] per share based on consensus analyst estimates

PUC FILING PRESS RELEASE

NEI-HEI PRESS RELEASE

AMERICAN SAVINGS BANK PRESS RELEASE

TRANSACTION FACTSHEET

INVESTOR PRESENTATION

S-4 Q&A

[1] Median of six equity research analyst estimates as of 12/02/2014. Actual value will fluctuate and will depend on market value of the shares of ASB Hawaii at the time of the proposed spinoff and thereafter.

In Connection With the Combination, Hawaiian Electric Industries Plans to Spinoff ASB Hawaii into an Independent Publicly Traded Company

As it has for nearly 90 years, American Savings Bank will continue to perform at a high level, serve the interests of its customers and employees, and remain a strong supporter of the community.

American Savings Bank is one of Hawaii's largest full-service financial institutions with over $5 billion in assets, more than $4 billion in deposits, 56 branches and 1,200 employees.

The spinoff transaction will not result in any changes to American Savings Bank's operations and American Savings Bank will maintain its strong market position, serving and investing in Hawaii.

The plan to establish ASB Hawaii as an independent publicly traded company reflects the strength of the bank's business and its talented team. American Savings Bank will continue to benefit from its experienced management team, led by President and CEO, Richard Wacker, and its history of high performance, and solid profitability.

Following the spinoff, American Savings Bank will remain based in Hawaii and continue to provide a full range of financial products and services, including business and consumer banking, home loans, insurance and investments, corporate banking and commercial real estate lending.

HEI shareholders would receive distribution of stock in ASB Hawaii pro rata to their ownership interest in HEI. The spinoff is expected to be tax-free for HEI shareholders. In addition, ASB Hawaii's tax basis in its assets is expected to be increased to reflect their fair market value at the time of the spinoff, which is expected to create a deductible amortization of an intangible asset for tax purposes and a corresponding deferred tax asset (DTA) for generally accepted accounting principles purposes, improving regulatory capital ratios and providing improved cash flow by reducing cash taxes as the DTA is amortized.

The spinoff is expected to be completed immediately prior to and is contingent upon the completion of the combination of HEI with NextEra Energy, which is expected to occur in the fourth quarter of 2015, and remains subject to shareholder and regulatory approvals. The spinoff is also subject to customary conditions and final approval by the HEI board of directors.

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AMERICAN SAVINGS BANK PRESS RELEASE

About Our Companies

About NextEra Energy

NextEra Energy is the nation's leading renewable energy company headquartered in Juno Beach, Fla. NextEra Energy's principal subsidiaries include Florida Power & Light Company (FPL), one of the nation's largest and most well-respected electric utilities, and NextEra Energy Resources, LLC, which together with its affiliated entities (NextEra Energy Resources), is North America's largest producer of renewable energy from the wind and sun. Through NextEra Energy Resources, NextEra Energy brings to bear all the capabilities of a renewable energy leader, including utility-scale and distributed solar, wind and battery storage, as well as the resources to help accelerate Hawaiian Electric's efforts to pursue a new energy future in Hawaii. Together, FPL and NextEra Energy Resources have completed more than $24 billion worth of major capital projects since 2003, overall on time and under budget.

FPL serves approximately 4.7 million customers in a state that, like Hawaii, has no indigenous fossil fuels and was once the largest consumer of oil among all U.S. utilities. Since 2001, FPL has reduced its reliance on foreign oil by more than 99 percent, improved its overall fuel efficiency by 20 percent and saved its customers more than $7.5 billion in fuel costs. FPL's operational excellence has supported low customer bills, including typical residential customer electric bills that are approximately 25 percent lower than the national average. Additionally, FPL's highly efficient generation fleet is one of the cleanest and most modern among utilities nationwide. FPL also has developed, built and operates one of the nation's most modern grid networks and offers the highest reliability among Florida's investor-owned utilities, ranking in the top quartile nationally, with more than 99.98 percent reliability. In 2014, FPL received two prestigious reliability-related awards by PA Consulting Group – Outstanding Technology and Innovation in the U.S. and Outstanding Reliability Performance in the U.S. South region.

NEXTERA ENERGY

FLORIDA POWER & LIGHT

NEXTERA ENERGY RESOURCES

About Hawaiian Electric Industries and Hawaiian Electric Company

Hawaiian Electric Industries (HEI) is headquartered in Honolulu, Hawaii, and operates two subsidiaries: Hawaiian Electric Company and American Savings Bank. The Hawaiian Electric Company is made up of three utilities—Hawaiian Electric, Maui Electric and Hawaii Electric Light—which together provide electric service for approximately 450,000 customers or 95 percent of Hawaii residents. American Savings Bank is one of Hawaii's largest full-service financial institutions with over $5 billion in assets, more than $4 billion in deposits, and 56 branches across the state.

When the combination is complete, Hawaiian Electric will retain its name and join FPL and NextEra Energy Resources as a third principal business within NextEra Energy's family of companies. ASB Hawaii, the parent company of American Savings Bank, will be spun off to HEI shareholders contingent upon and immediately prior to the completion of the combination.

HAWAIIAN ELECTRIC INDUSTRIES

HAWAIIAN ELECTRIC COMPANY

AMERICAN SAVINGS BANK

Read the Latest About this Exciting Combination

Additional Materials

PUC FILING PRESS RELEASE

PUC FILING FACTSHEET

A MESSAGE FROM JIM ROBO AND CONNIE LAU

NEE-HEI PRESS RELEASE

AMERICAN SAVINGS BANK PRESS RELEASE

TRANSACTION FACTSHEET

LOCAL FACTSHEET

NEXTERA ENERGY B-ROLL

HAWAIIAN ELECTRIC B-ROLL

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	Media	Investors
NextEra Energy	Robert L. Gould Vice President, Chief Communications Officer Debra Larsson Manager, Financial and Sustainability Communication Media Line: (561) 694-4442 Media.Relations@NextEraEnergy.com	Investor Relations: (516) 694-4697 investors@nexteraenergy.com
Hawaiian Electric Industries and Hawaiian Electric Company	A.J. Halagao Manager, Corporate & Community Advancement (808) 543-5889 ajhalagao@hei.com	Cliff Chen Manager, Investor Relations & Strategic Planning (808) 543-7300 IR@hei.com
American Savings Bank	Jayson Harper First Vice President, Director of Communications and Public Relations (808) 538-2652 jharper@asbhawaii.com	

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. NEE will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investors.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about NEE's executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI's executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NEE and HEI using the contact information above.